HT Capital Corporation

99 Park Avenue

Suite 1550

New York, New York 10016

December 14, 2009

VIA EDGAR

Re:	Request to Withdraw Registration Statement on Form N-2
(File Nos. 333-152659 and 814-00768)

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: John M. Ganley

Ladies and Gentlemen:

HT Capital Corporation, a closed-end management investment company incorporated in Maryland (the “Registrant”), hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its registration statement pursuant to the Securities Act on Form N-2 (File No. 333-152659), together with all amendments thereto (the “Registration Statement”), because a determination has been made not to publicly offer the subject securities for sale. The Registration Statement was originally filed with the Commission on July 31, 2008, and subsequently amended on January 13, 2009. Please note that the Registrant is also withdrawing its election to be regulated as a business development company (File No. 814-00768) by filing a Form N-54C.

The Registration Statement was not declared effective by the Commission under the Securities Act and none of the Registrant’s securities were sold pursuant to the Registration Statement.

If you have any questions regarding this request, please do not hesitate to contact John J. Hassett at (617) 946-5800.

HT CAPITAL CORPORATION

By:	/s/ John J. Hassett
John J. Hassett
President